UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Act of 1934

OROMIN EXPLORATIONS LTD.

___________________________________________________________________________

(Name of Issuer)

Common Shares

___________________________________________________________________________

(Title of Class of Securities)

687082 10 7

___________________________________________________________________________

(CUSIP Number)

James G. Stewart, General Counsel

Suite 2000 - 1055 West Hastings Street, Vancouver, British Columbia

CANADA V6E 2E9

Tel.: 604-331-8772   Fax: 604-331-8773

___________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 28, 2005

___________________________________________________________________________

(Date of Event which Requires Filing of This Statement)

CUSIP No. 687082 10 7                                                                                                                    Page 2 of 5

SCHEDULE 13D

1	NAME OF REPORTING PERSON CHET IDZISZEK S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES	7	SOLE VOTING POWER 7,114,093
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,114,093
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Shares 7,114,093 Warrants entitling the purchase of additional Common Shares: NIL Stock Options 713,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (calculated on partially diluted basis) 28.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 687082 10 7                                                                                                                    Page 3 of 5

SCHEDULE 13D

Item 1. Security and Issuer

Class of Securities:                                  Common shares without par value

Name of Issuer:                                        OROMIN EXPLORATIONS LTD.

Address of Issuer:                                    Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia         CANADA V6E 2E9

Tel.: 604-331-8772 / Fax: 604-331-8773

Item 2. Identity and Background

(a)   Name of Stockholder:                      Chet IDZISZEK

(b)   Residence or business address:

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia         CANADA V6E 2E9

(c) Occupation and address of employer:

President of MADISON ENTERPRISES CORP.

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia         CANADA V6E 2E9

(d)   Not applicable

(e)   Not applicable

(f)    Citizenship:                                      CANADA

Item 3. Source and Amount of Funds or Other Consideration

Mr. Idziszek used his personal funds for all acquisitions made.

Item 4. Purpose of Transaction

Mr. Idziszek is President of the Issuer. He buys and sells solely for investment purposes.

CUSIP No. 687082 10 7                                                                                                                    Page 4 of 5

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

(a)          Aggregate number of securities owned

Common Shares                                                     7,114,093*       26.4% of I/O Capital

Share Purchase Warrants                                                NIL

Incentive stock options                                              713,000

On a partially diluted basis, assuming the exercise of all

Options, the percentage held is                                                       28.3%

[* Of these, 50,000 shares are held in escrow]

(b)          Sole voting power:                                                        7,114,093

Shared voting power:                                                                                  0

Sole dispositive power:                                                 7,114,093

Shared dispositive power:                                                                           0

(c)          Following are descriptions of the Reporting Person's transactions in the Issuer's reported securities:

Date of Transaction	Amount of Securities Involved	Price Per Share (Canadian Dollars)	How Transaction Was Effected
February 28, 2005	1,081,818 common share	0.18	Shares purchased pursuant to the exercise of share purchase warrants

(d)   No other person has such rights other than the respective reporting person.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable

                                                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 11, 2005

Signature              “Chet Idziszek”

Name/Title:          Chet Idziszek